Kiski Securities LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS		
Cash	$	34,824
Prepaid Expenses		650
TOTAL ASSETS	$	35,474
LIABILITIES AND MEMBER'S EQUITY		
Accrued Expenses	$	6,330
Total Liabilities		6,330
MEMBER'S EQUITY		29,144
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	35,474